Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press and Investor Contact:	Aladdin Company Contact:
Jeremy Jacobs/Rachel Ferguson	Debbie Kaye
Joele Frank, Wilkinson Brimmer Katcher	Aladdin Corporate Communications
jjacobs@joelefrank.com	debbie.kaye@aladdin.com
rferguson@joelefrank.com	646.468.0481
212.355.4449

Aladdin Press Contact:
Matthew Zintel
Zintel Public Relations
matthew.zintel@zintelpr.com
310.574.8888

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Confirms Receipt of Request for
Extraordinary General Meeting of Shareholders

TEL AVIV, ISRAEL – Aug. 28, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today confirmed that it has received a request from Vector Capital to convene an Extraordinary General Meeting of Aladdin Shareholders to consider, among other things, certain changes to the composition of the Aladdin Board of Directors. Vector Capital is a shareholder and, through its wholly-owned subsidiary, SafeNet, Inc., a direct competitor of Aladdin. The Board is reviewing the request.

Credit Suisse Securities (USA) LLC is serving as financial advisor to Aladdin. Kramer Levin Naftalis & Frankel LLP is serving as U.S. legal counsel and Herzog, Fox & Ne’eman is serving as Israeli counsel to the Company.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and the pending acquisitions of SafeWord and Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.